EXHIBIT 97

CLAWBACK POLICY

1.

Purpose. The Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) of Vulcan Materials Company (the “Company”) and the Board believe it is desirable and in the best interests of the Company and its shareholders to maintain a culture that emphasizes accountability and integrity and that discourages conduct detrimental to the Company and its shareholders. The Committee and the Board have therefore adopted the Vulcan Materials Company Clawback Policy (as updated October 13, 2023) (such policy, as it may be amended and/or restated, the “Policy”), which provides for the recoupment of certain incentive compensation in the event that the Company is required to prepare an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws or as otherwise provided under the Policy. The Policy is effective October 13, 2023 (the “Effective Date”) and replaces and supersedes the Clawback Policy previously adopted by the Company effective December 11, 2015.

This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 10D-1 adopted thereunder and with applicable exchange listing standards. As such, the Policy will be interpreted and enforced in accordance with Rule 10D-1 of the Exchange Act and applicable exchange listing standards if and to the extent required.

2.

Administration. This Policy shall be administered by the Committee, unless the Board determines to administer the Policy in whole or in part. For the purposes herein, the “Committee” shall include the Board if and to the extent the Board administers the Policy. The Committee has authority to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of the Policy. Any determinations made by the Committee shall be final and binding on all affected persons and need not be uniform with respect to each person covered by the Policy. To the extent that a person covered by the Policy fails to comply with the Policy, the Committee shall take (or direct the Company to take) such action as it determines to be appropriate, subject to compliance with Applicable Law. The Committee may, subject to Applicable Law, authorize and empower any officer or employee of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee).

3.

Recoupment. If the Company is required to undertake a Restatement, then the Company shall recover, reasonably promptly, all Recoverable Compensation from any Covered Person during the Applicable Period (including those Covered Persons who are not Executive Officers at the time of the Restatement), unless the Committee determines it is Impracticable to do so, after exercising a review of all applicable facts and circumstances. Such recovery shall be made without regard to any individual fault or misconduct related to the Restatement or the Recoverable Compensation.

The Committee shall have discretion to determine the appropriate timing and methods to recoup such Recoverable Compensation based on all applicable facts and circumstances and in a manner in accordance with Applicable Law, including Rule 10D-1 and applicable exchange listing standards. Such means may include without limitation (i) seeking reimbursement of all or part of any cash-based or equity-based awards; (ii) cancelling prior cash-based or equity-based awards, whether vested or unvested or paid or unpaid, (iii) cancelling or offsetting against future cash-based or equity-based awards, (iv) forfeiting deferred compensation, subject to compliance with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and (v) any other method permitted under Applicable Law. For clarity, subject to compliance with Applicable Law, the Committee may affect recovery under the Policy from any amount otherwise payable to the Covered Person, including, but not limited to, amounts payable to such person under any Company plan, agreement or program, including base salary, bonuses or commissions and compensation previously deferred by the Covered Person.

Exhibit 97

4.

Certain Definitions. For purposes of this Policy, in addition to other terms defined herein, the following terms shall have the following meanings:

Applicable Law.  “Applicable Law” means all applicable laws, rules and regulations, including, but not limited to, Rule 10D-1 and applicable exchange listing standards.

Applicable Period. “Applicable Period” means the three completed fiscal years of the Company immediately preceding the date the Company is required to prepare a Restatement. The “Applicable Period” also includes any transition period (that results from a change in the Company’s fiscal year) within or immediately following the three completed fiscal years identified in the preceding sentence; provided that a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months will be deemed a completed fiscal year. The date on which the Company is required to prepare a Restatement will be the earlier of (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that a Restatement is required, or (ii) the date a court, regulator or other legally authorized entity directs the Company to undertake a Restatement.

Covered Person. “Covered Person” means any person who is, or was at any time, during the Applicable Period, an Executive Officer of the Company as determined in accordance with Rule 10D-1 and applicable exchange listing standards.

Executive Officer. “Executive Officer” means the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person (including an officer of the Company’s parent(s) and/or subsidiaries) who performs similar policy-making functions for the Company.

Financial Reporting Measure. “Financial Reporting Measure” means a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements (including “non-GAAP” financial measures), and any measure that is derived wholly or in part from such measures. Stock price and total shareholder return are also Financial Reporting Measures. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the Securities and Exchange Commission (the “SEC”).

Impracticable. The Committee (or, in the absence of the Committee, a majority of the Company’s independent directors) may determine that recovery of Recoverable Compensation is “Impracticable” (and thus that recoupment of Recoverable Compensation is not required) if: (i) the direct expense paid to a third party to assist in enforcing this Policy would exceed the Recoverable Compensation and the Company has (A) made a reasonable attempt to recover such amounts and documented such attempt(s) and (B) provided documentation of such attempt(s) to the applicable listing exchange; (ii) recovery would violate applicable home country law (adopted prior to November 28, 2022) and the Company provides an opinion of counsel to that effect to the applicable listing exchange; or (iii) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of the Code.

Incentive-Based Compensation. “Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure. For the avoidance of doubt, the Policy applies to all Incentive-Based Compensation Received by a Covered Person (i) after such Covered Person began service as an Executive Officer; (ii) who served as an Executive Officer at any time during the Applicable Period for that Incentive-Based Compensation; (iii) while the Company has a class of securities listed on a national securities exchange or national securities association; and (iv) during the Applicable Period.

Received. Incentive-Based Compensation is deemed “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

Recoverable Compensation. “Recoverable Compensation” means the amount of any Incentive-Based Compensation Received by a Covered Person during the Applicable Period that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid. If the subject Incentive-Based Compensation was based on stock price or total shareholder return, where the Recoverable Compensation is not subject to mathematical recalculation directly from the information in a Restatement, the Recoverable Compensation must be based on a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received, and the Company must maintain such documentation and provide it to the applicable listing exchange.

Restatement. “Restatement” means an accounting restatement of any of the Company’s financial statements filed with the SEC under the Exchange Act or the Securities Act of 1933, as amended, due to the Company’s material noncompliance with any financial reporting requirement under U.S. securities laws, regardless of whether Company or Covered Person misconduct was the cause for such restatement. “Restatement” includes any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (commonly referred to as “Big R” restatements), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (commonly referred to as “little r” restatements).

Exhibit 97

5.

No Indemnification or Reimbursement. The Company may not indemnify any Executive Officer or former Executive Officer against the loss of Recoverable Compensation or pay or reimburse any such person for premiums for a third-party insurance policy purchased by the Executive Officer or former Executive Officer to fund potential recovery obligations related to Recoverable Compensation.

6.

Reporting and Disclosure. The Company shall file all disclosures with respect to the Policy in accordance with the requirements of applicable federal securities laws, including disclosures required in SEC filings and by applicable listing exchange rules.

7.

Amendment; Termination. The Committee may amend, modify or terminate this Policy at any time and from time to time in its discretion; provided that, notwithstanding anything in this Section 7 to the contrary, no amendment, modification or termination of the Policy shall be effective to the extent that such action would cause the Company to violate Rule 10D-1 or applicable listing exchange standards.

8.

Other Forfeiture and Recoupment Rights. This Policy will be applied in accordance with Applicable Law and will also require (and will not be deemed to limit) the Company’s rights of forfeiture and/or recoupment of any compensation as mandated by or available under Applicable Law or pursuant to any Company plan, agreement, program or arrangement, even if not expressly otherwise required herein. This Policy shall in no way be construed or meant to limit the Company’s legal or equitable rights or ability to require forfeiture of, or to recover, compensation for other actions or events, including, but not limited to, due to fraud or other misconduct by a Covered Person, or pursuant to Section 304 of the Sarbanes-Oxley Act of 2002. In addition, the Committee may determine that any compensation plan, agreement, program or arrangement shall, as a condition to the grant, receipt or retention of any benefit covered by such plan, agreement, program or arrangement, require a Covered Person to contractually agree to abide by the terms of this Policy, as such Policy may be amended from time to time. Further, the adoption of this Policy does not mitigate, and is intended to enhance, the effect of any forfeiture, recoupment or similar provisions in any compensation plan, agreement, program or arrangement.

9.

Effective Date. The Policy shall be effective as of the Effective Date. Without limiting the effect of the foregoing, the terms of the Policy shall apply to any Incentive-Based Compensation that is Received by Covered Persons on or after October 2, 2023, even if such Incentive-Based Compensation was approved, awarded, granted or paid to Covered Persons prior to the Effective Date, or otherwise as required under Rule 10D-1 or applicable exchange listing standards.

Exhibit 97

10.	Successors. This Policy shall be binding and enforceable against all Covered Persons and their beneficiaries, heirs, executors, administrators or other legal representatives.
11.

Acknowledgement by Covered Persons. The Company may provide notice and seek written acknowledgement of this Policy from an Executive Officer or other Covered Person, provided that the failure to provide such notice or obtain such acknowledgement shall have no impact on the applicability or enforceability of this Policy. In addition, without limiting the effect of the foregoing or the provisions of Section 8 herein, a Covered Person’s receipt of any annual or long-term incentive compensation on or after the Effective Date shall be deemed to constitute such Covered Person’s acknowledgement that such Covered Person is subject to, and agrees to comply with, the Policy.

12.

Board and Committee Indemnification. Any members of the Board or the Committee shall not be personally liable for any action, determination, or interpretation made with respect to the Policy and shall be fully indemnified by the Company to the fullest extent under Applicable Law and Company governing documents or policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board or the Committee under Applicable Law or Company governing documents or policy.

13.

Severability. The provisions in this Policy are intended to be applied to the fullest extent of the law. To the extent that any provision in the Policy is found to be unenforceable or invalid under any Applicable Law, such provision shall be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under Applicable Law.

Exhibit 97